

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 28, 2011

<u>Via Facsimile</u>
Ms. Kathleen E. Redd
Vice President, CFO and Secretary
GenCorp Inc.
P.O. Box 537012
Sacramento, CA 95853-7012

> **RE: GenCorp Inc.**
> **Form 10-K for the Fiscal Year ended November 30, 2010**
> **Filed February 2, 2011**
> **Form 10-Q/A for the Fiscal Quarter ended May 31, 2011**
> **Filed July 26, 2011**
> **Schedule 14A**
> **Filed February 17, 2011**
> **File No. 1-1520**

Dear Ms. Redd:

        We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                            Sincerely,

                                            /s/ John Hartz

                                            John Hartz
                                            Senior Assistant
                                            Chief Accountant